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EXHIBIT 23.1







               CONSENT OF GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.



The Board of Directors
FiberChem, Inc.


We consent to the use of our report dated January 10, 1997 relating to the consolidated balance sheets of FiberChem, Inc. and subsidiaries as of September 30, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended September 30, 1996 incorporated in the annual report filed on Form 10-KSB of FiberChem, Inc.

Our report dated January 10, 1997, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.
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Las Vegas, Nevada
January 22, 1997